News Release



The Quaker Oats Company

                                        Further Information:

                             Bob Gats/Connie Currier    Alison Harmon
Quaker Tower                 Country Pure Foods         The Quaker Oats Company
P.O. Box 049001              330-753-2293               (312)222-6914
Chicago, IL  60604-9001


COUNTRY PURE FOODS TO ACQUIRE THE QUAKER OATS COMPANY'S ARDMORE FARMS BUSINESS

For Immediate Release

  AKRON, OHIO, and CHICAGO, July 16, 1998 -- Country Pure Foods Inc. announced today that it has reached an agreement with The Quaker Oats Company (NYSE:OAT) to acquire Quaker's Ardmore Farms juice and juice drinks business. Ardmore Farms' product lines include frozen, single-serve fruit juices and Skigo smoothies, both sold to food service customers in the United States. Under the agreement, Country Pure Foods will purchase the formulas, trademarks and inventories of the business, as well as the Deland, Florida plant. The Deland plant employs approximately 160 people. Terms of the sale were not disclosed.

  In announcing the transaction, Raymond K. Lee, Chief Executive Officer of Country Pure Foods, said, "This is a strategic acquisition, adding significantly to Country Pure Foods' size and resources. One of our goals has been to provide the customers that we serve throughout 43 states with enhanced national distribution--this purchase will definitely assist us with that goal."

  Quaker Oats' Chairman, President and Chief Executive Officer Robert S. Morrison, said, "While the Ardmore Farms operation has been with us since 1982 and has broadened our presence in the food service arena, it is a small non-core business. This divestiture will allow us to focus on building the consumer brands in our foods and Gatorade businesses."

  The Quaker Oats Company, headquartered in Chicago, is an international marketer of foods and beverages. Its major brands include: Gatorade thirst quencher; Quaker cereals and grain-based snacks; Rice-A-Roni, Pasta Roni and Near East side dishes; and Aunt Jemima mixes and syrup.

  Country Pure Foods is one of the largest independent juice processors in the United States, supplying portion juices to the healthcare and school food service markets as well as chilled juices and juice drinks to the food service and retail markets. The company also provides contract packaging for the large nationally recognized juice brands. Country Pure Foods' own brands are Natural Country and Glacier Valley, but a significant portion of its business comes from the sale of products for private label to the food service and retail grocery markets.

  Country Pure Foods was founded in 1995 when Ohio Pure Foods of Akron, Ohio, merged with Natural Country Farms of Ellington, Conn. The company has processing and/or distribution centers in Ellington, Conn.; Cleveland, Ohio; Edwardsville, Kan.; Modesto and Fullerton, Calif., in addition to its Akron, Ohio, processing facility and corporate headquarters. The company's corporate headquarters will remain in Akron, Ohio.
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